UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-33642
_____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MASIMO CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MASIMO CORPORATION
52 Discovery
Irvine, California 92618

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of the
Masimo Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Masimo Corporation Retirement Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Masimo Corporation Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Los Angeles, California
June 26, 2017

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2016	2015
ASSETS
Cash	$—	$—
Investments, at fair value
Mutual funds	64,094,665	47,339,656
Collective investment trust	726,462	6,967,233
Masimo Corporation common stock	8,222,644	4,087,770
Pooled separate accounts	—	2,408,086
Total investments, at fair value	73,043,771	60,802,745
Receivables
Notes receivable from participants	655,896	702,283
Total receivables	655,896	702,283
Net assets available for benefits	$73,699,667	$61,505,028
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2016
Additions to net assets
Contributions
Participant deferral contributions	$6,420,378
Participant rollover contributions	485,570
Employer contributions	1,898,380
Total contributions	8,804,328
Investment income
Dividends	2,463,789
Net appreciation in fair value of investments	6,057,270
Total investment income	8,521,059
Interest income on notes receivable from participants	36,083
Total additions to net assets	17,361,470
Deductions from net assets
Distributions to participants	5,155,554
Plan administrative expenses	11,277
Total deductions from net assets	5,166,831
Net increase in net assets available for benefits	12,194,639
Net assets available for benefits, at beginning of year	61,505,028
Net assets available for benefits, at end of year	$73,699,667
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Masimo Corporation Retirement Savings Plan (the Plan) is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.
General
The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), covering U.S. employees of Masimo Corporation (the Company or Masimo) or one of its U.S. subsidiaries. The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee (Plan Management), members of which are appointed by the Company’s Board of Directors. During the year ended December 31, 2016, the Plan directed trustee, custodian and recordkeeper was changed from Principal Life Insurance Company (Principal) to Fidelity Management Trust Company (Fidelity). The Plan was originally adopted in April 1995, and has been amended at various times through December 31, 2016.
Eligibility
Employees who are at least 18 years of age and on the U.S. payroll of the Company or its U.S. subsidiaries are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries, and are eligible to contribute to the Plan on the first day of the month concurrent with or following the first date of employment.
Contributions
Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service (IRS) each year. Such deferral limitation was $18,000 in 2016 and employees who attained the age of 50 on or before December 31, 2016 were eligible to make catch-up contributions of up to $6,000 during that respective Plan year.
During the year ended December 31, 2016, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period. The Company’s maximum aggregate matching contribution per participant was $7,950 in 2016. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In order to be eligible for matching contributions, a participant need not complete any service requirement.
Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. There were no discretionary contributions for the year ended December 31, 2016.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in selected mutual funds, a Collective Investment Trust (CIT), and Masimo common stock.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Vesting
Participant contributions are fully vested when made. Participants in the Plan receive vesting credit for the Company’s matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%
Distributions and Payments of Benefits
The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination. In addition, “in-service” distributions may be requested by active employees that have reached age 59½, that have made rollover contributions into the Plan, or that qualify for a financial hardship distribution in accordance with the Code.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become fully vested in their accounts.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or to reduce employer matching contributions. During the year ended December 31, 2016, no forfeitures were used to pay administrative expenses and $180,548 of forfeitures were used to reduce employer matching contributions. As of December 31, 2016 and December 31, 2015, the unallocated forfeiture balance was $17,355 and $34,201, respectively.
Administrative Expenses
Administrative expenses, which consist primarily of fees on notes receivable from participants, were paid directly from participants’ accounts. Certain administrative costs of the Plan were paid by the Company and not paid out of the Plan’s assets.
Notes Receivable from Participants
Notes receivable from participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The number of outstanding notes per participant is limited to one. Notes related to the purchase of a participant’s primary residence may not exceed a term of ten years. The term of all other notes may not exceed five years. For the years ended December 31, 2016 and December 31, 2015, the annual interest rate of all notes outstanding ranged from 5.25% to 5.50%. Principal and interest are paid ratably through payroll deductions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are accrued on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s net gains and losses on investments bought and sold, as well as held, during the year.
Mutual funds and Masimo Corporation common stock are valued at the quoted market prices. Units of the CITs and Pooled Separate Account are valued at net asset value (NAV). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is accrued on the ex-dividend date.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned and paid to a participant.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or December 31, 2015. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Recently Adopted Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient (ASU 2015-12). This three-part standard simplified employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Plan Management early adopted ASU 2015-12 in the fiscal year ended December 31, 2015.
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). This update permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the NAV per share of the investment. Plan Management adopted ASU 2015-07 during the year ended December 31, 2016. The guidance was retrospectively applied resulting in the removal of the Plan’s investments for which fair value is measured using the NAV per share practical expedient from the fair value hierarchy. The amount of investments measured at NAV is now separately disclosed so that total investments in the fair value hierarchy can be reconciled to total investments measured at fair value on the statement of net assets available for benefits.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Recently Issued Accounting Pronouncements Pending Adoption
In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU 2017-06). This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. Plan Management is currently evaluating the impact of this update, but does not expect the adoption to have a significant impact on the Plan’s financial statements.
In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This update amends various aspects of Accounting Standards Codification Topic 825-10, Financial Instruments - Overall. Among other changes, this update eliminates the fair value of financial instruments disclosure requirement for a benefit plans. This update is effective for fiscal years beginning after December 15, 2018; however, early adoption is permitted. Plan Management is currently evaluating the impact of this update, but does not expect the adoption to have a significant impact on the Plan’s financial statements.
3. Fair Value Measurements
The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2016 and December 31, 2015.
Mutual Funds
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are actively traded.
Collective Investment Trusts (CITs)
CITs invest in stable value investment contracts (Stable Value Contracts) issued by life insurance companies, banks and other financial institutions, fixed income instruments that underlie Stable Value Contracts and other money market instruments. Under a Stable Value Contract, the issuer of the contract agrees, subject to contract conditions, to make payments representing redemptions from the Fund for participant-initiated benefit payments at “contract value” which is generally equal to the principal plus accrued interest of the underlying investments. This “benefit responsiveness” is designed to allow the CITs to maintain participant balances at book value (except under certain circumstances set forth within the Stable Value Contracts) while the impact of market fluctuations on investor account balances is potentially smoothed via periodic adjustments to the daily rate of return credited to investors. As a practical expedient, the fair value of the CITs are reported based on the NAV of the CIT units since such units are not actively traded on a public market. There is a twelve month notice period for the Goldman Sachs Stable Value Collective Investment Trust Class IV that can be enforced by Goldman Sachs before allowing a complete redemption by the Plan.
Masimo Corporation Common Stock
Masimo Corporation common stock is valued at the quoted closing market price from the NASDAQ securities exchange.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Pooled Separate Account (PSA)
The PSA invests primarily in fixed securities such as asset backed securities, commercial and residential mortgage backed securities, corporate bonds or commercial real estate, which includes mortgage loans that are backed by the associated properties. The fair value of the PSA is based on the market value of the underlying investments versus a publicly-quoted price in an active market and represents the NAV of the PSA units. Prices are validated through an investment analyst review process including direct interaction with external sources, recent trade activity or through the use of internal models. During the year ended December 31, 2016, all PSA accounts were liquidated in connection with the transition from Principal to Fidelity.
The following tables represent the Plan’s fair value hierarchy for its investments:

	Fair Value Measurements as of December 31, 2016
Investment Class	Level 1	Level 2	Level 3	Total
Mutual Funds	$64,094,665	$—	$—	$64,094,665
Masimo Corporation Common Stock	8,222,644	—	—	8,222,644
Total Assets in Fair Value Hierarchy	$72,317,309	$—	$—	$72,317,309
Collective Investment Trust				726,462
Total Investments at Fair Value				$73,043,771

	Fair Value Measurements as of December 31, 2015
Investment Class	Level 1	Level 2	Level 3	Total
Mutual Funds	$47,339,656	$—	$—	$47,339,656
Masimo Corporation Common Stock	4,087,770	—	—	4,087,770
Total Assets in Fair Value Hierarchy	$51,427,426	$—	$—	$51,427,426
Collective Investment Trust				6,967,233
Pooled Separate Account				2,408,086
Total Investments at Fair Value				$60,802,745

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

4. Party- in-Interest Transactions
Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the year ended December 31, 2016, the Plan made purchases of $2,927,309 and sales of $1,875,063 of Masimo’s common stock on behalf of Plan participants.
Fidelity is the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Additionally, management fees and operating expenses charged to the Plan for investments in the PSA are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
5. Tax Status of the Plan
The Plan is required to operate in conformity with the Code to maintain its qualification. In February 2014, the Plan administrator received a favorable determination letter from the IRS stating that the Plan, as amended through December 2012, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. While the Plan was also amended in April 2013 and January 2014, which dates were subsequent to the date of amendments covered by the favorable determination letter received in February 2014, the Plan administrator believes the Plan has been operated in compliance with the applicable requirements of the Code through the time it was transitioned to Fidelity. During December 2016, the Plan was transitioned to the Fidelity Volume Submitter Plan platform, which received a favorable determination letter from the IRS in March 2014. The Plan administrator believes that the Plan is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2016 and December 31, 2015.In accordance with GAAP, Plan Management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax returns generally remain open for IRS audit for three years from the filing date.
6. Reconciliation to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statement to Form 5500:

	As of December 31,
Statement of Net Assets Available for Benefits:	2016	2015
Net assets available for benefits per the financial statements	$73,699,667	$61,505,028
Adjustment from contract value to fair value	—	18,361
Net assets available for benefits per Form 5500	$73,699,667	$61,523,389
7. Subsequent Events
The Plan has evaluated all events or transactions that occurred through June 26, 2017, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN Supplementary Information Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) As of December 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Number of shares	Value
	Mutual Funds:
	American Funds 2030 Target Date Retirement Fund® Class R-6	808,598	$10,139,816
	American Funds 2035 Target Date Retirement Fund® Class R-6	781,260	9,859,498
	American Funds 2025 Target Date Retirement Fund® Class R-6	774,863	9,306,111
	American Funds 2040 Target Date Retirement Fund® Class R-6	544,958	6,997,264
	American Funds 2020 Target Date Retirement Fund® Class R-6	584,859	6,714,176
	American Funds 2045 Target Date Retirement Fund® Class R-6	310,256	4,027,118
*	Fidelity® 500 Index Fund - Premium Class	42,504	3,329,735
	American Funds 2015 Target Date Retirement Fund® Class R-6	191,870	2,064,520
	American Funds 2050 Target Date Retirement Fund® Class R-6	158,085	2,006,099
*	Fidelity® Small Cap Index Fund - Premium Class	62,000	1,138,320
*	Fidelity® Mid Cap Index Fund - Premium Class	57,919	1,052,387
	American Funds 2055 Target Date Retirement Fund® Class R-6	58,871	931,339
	Invesco Diversified Dividend Fund Class R6	46,609	899,556
*	Fidelity® U.S. Bond Index Fund - Premium Class	75,388	866,211
	T. Rowe Price Science and Technology Fund	14,780	546,279
	Victory Sycamore Established Value Fund Class I	15,021	543,162
	Victory Sycamore Small Company Opportunity Fund Class I	10,160	451,601
	PIMCO Income Fund Institutional Class	33,097	399,147
	Janus Triton Fund Class I	15,672	374,082
*	Fidelity® International Index Fund - Premium Class	8,357	295,174
	American Funds 2010 Target Date Retirement Fund® Class R-6	28,958	294,788
	Pioneer Fundamental Growth Fund Class K Shares	14,457	277,581
	Oppenheimer Global Opportunities Fund Class I	5,649	262,745
*	Fidelity® Real Estate Investment Portfolio	5,702	237,707
	Prudential Total Return Bond Fund Class Z	16,601	233,743
*	Fidelity® Select Health Care Portfolio	1,237	228,634
	Eaton Vance Atlanta Capital SMID - Cap Fund Class R6	7,682	214,567
	American Funds New World Fund® Class R-6	2,787	143,278
	Neuberger Berman International Equity Fund Class R6	7,902	84,794
	Oppenheimer International Growth Fund Class I	2,161	74,932
	PIMCO Foreign Bond (U.S. Dollar-Hedged) Fund Institutional Class	4,873	50,972
	First Eagle Global Fund Class I	905	49,329
	Total Mutual Funds		$64,094,665

	Collective Investment Trust:
	Goldman Sachs Stable Value Collective Investment Trust Class IV	726,462	726,462

	Common Stock:
*	Masimo Corporation	121,983	8,222,644

	Other:
*	Notes receivable from participants	At interest rates between 5.25% and 5.50%, with scheduled maturity dates between February 2017 and September 2021	655,896
	Total		$73,699,667
* Indicates a party-in-interest to the Plan.
Column (d), cost, has been omitted as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 26, 2017	By:	/s/ MARK P. DE RAAD
Mark P. de Raad
Executive Vice President and Chief Financial Officer of Masimo Corporation, Plan Trustee of Masimo Corporation Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP